Exhibit 99.1

ESGL Holdings Limited (NASDAQ: ESGL) Announces Favorable Unanimous Jury Verdict for De Tomaso Automobili

SINGAPORE – February 10, 2026 – ESGL Holdings Limited (NASDAQ: ESGL) today noted the unanimous jury verdict delivered in the U.S. District Court for the Southern District of New York (Case No. 23-cv-09809) in favor of De Tomaso Automobili Holdings Limited and its owner, Norman Choi.

The jury rejected claims asserted by former CEO Ryan Berris, confirming that he held no equity interest in De Tomaso and had no contractual entitlement to the compensation alleged, including any bespoke limited edition supercar. The jury also found in favor of De Tomaso on its counterclaims for breach of fiduciary duty, awarding damages.

This outcome resolves the previously disclosed litigation referenced in ESGL’s public filings. The verdict confirms De Tomaso and Mr. Choi have been cleared of all allegations of fraud, dishonesty, or unjust action.

ESGL continues to work toward closing the proposed business combination with De Tomaso Automobili Holdings Limited, which remains subject to Nasdaq approval and customary closing conditions. There is no assurance that the transaction will be completed.

Source: BusinessWire release dated February 6, 2026, available at:

https://www.businesswire.com/news/home/20260206706667/en/Jury-Delivers-Unanimous-Verdicts-For-De-Tomaso-Automobili-Dismissing-Meritless-Allegations

About ESGL Holdings Limited

ESGL Holdings Limited (NASDAQ: ESGL) is a Singapore-based circular economy innovator committed to reducing carbon emissions for industries across Asia. ESGL conducts all its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. For more information, including the ESGL’s filings with the SEC, please visit https://esgl.asia.

ESGL and De Tomaso Automobili Holdings Limited are currently progressing through the steps of an announced business combination, which remains subject to customary closing conditions and regulatory approvals. There is no assurance that the transaction will be completed.

About De Tomaso Automobili Holdings Limited

De Tomaso Automobili Holdings Limited represents one of Italy’s most iconic luxury automotive marques, with a heritage dating back to 1959. Revived with an emphasis on craftsmanship, coachbuilding, and ultra-exclusive performance vehicles, De Tomaso continues to merge design, innovation, and tradition at the highest levels of automotive excellence.

De Tomaso Automobili Holdings Limited and ESGL are currently progressing through the steps of an announced business combination, which remains subject to customary closing conditions and regulatory approvals. There is no assurance that the transaction will be completed.

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on ESGL management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the Securities and Exchange Commission (“SEC”) by ESGL and other documents that we may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to ESGL and speaks only as of the date on which it is made. ESGL undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Investor Relations Contact: ESGL Holdings Limited Investor Relations Department Email: ir@esgl.asia Phone: +65 6653 2299